SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

74051E201

(CUSIP Number)

Patrick S. Bryant, Esq.

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-8366

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E201

1.	NAME OF REPORTING PERSONS AJB Investment Fund II, LP (EIN: 45-3042117)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,005
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74051E201

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AJB Capital, LLC (EIN: 90-0543472)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 267,005
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 267,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74051E201

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Bradley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 113,648
	8.	SHARED VOTING POWER 267,005
	9.	SOLE DISPOSITIVE POWER 113,648
	10.	SHARED DISPOSITIVE POWER 267,005
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,653
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON* IN, HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on March 28, 2016 (the “Original Schedule 13D”). Capitalized terms used herein without definition will have the meaning set forth in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows: Not applicable.

ITEM 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own:

(i) AJB Fund II owns 267,005 shares of Common Stock representing 3.4% of all the outstanding shares of Common Stock.

(ii) AJB Capital may be deemed to be the beneficial owner of the 267,005 shares of Common Stock held by AJB Fund II representing 3.4% of all the outstanding shares of Common Stock.

(iii) Mr. Bradley may be deemed to be the beneficial owner of the 267,005 shares of Common Stock beneficially owned by AJB Capital representing 3.4% of all the outstanding shares of Common Stock and owns 113,648 shares of Common Stock representing a 1.4% of all the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 380,653 shares of Common Stock representing 4.8% of all the outstanding shares of Common Stock.

All percentages set forth in this Schedule 13D are based upon 7,930,821 shares of Common Stock outstanding as reported in the Issuer’s Form 8-K dated November 4, 2015.

(b)	AJB Fund II, AJB Capital and Mr. Bradley have shared power to vote or direct the vote of the 267,005 shares of Common Stock held by AJB Fund II.

AJB Fund II, AJB Capital and Mr. Bradley have shared power to dispose or direct the disposition of the 267,005 shares of Common Stock held by AJB Fund II.

Mr. Bradley has sole power to vote or direct the vote of the 113,648 shares of Common Stock, certain of which are held in individual retirement accounts for Mr. Bradley’s spouse and educational savings accounts for Mr. Bradley’s minor children.

Mr. Bradley has sole power to dispose or direct the disposition of the 121,913 shares of Common Stock.

(c)	The following transactions were effected by AJB Fund II during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share
7/13/16	Common	(15,000)	$4.11

The following transactions were effected by Mr. Bradley during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share
7/13/16	Common	(8,265)	$3.99

The above transactions were effected on the open market.

(d)	Not applicable.

(e)	As of July 13, 2016, the Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement (incorporated by reference to the Original Schedule 13D of the Reporting Persons)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: July 13, 2016

AJB INVESTMENT FUND II, LP
By: AJB Capital LLC, as General Partner

By:	/s/ Adam Bradley
Adam Bradley, Manager

AJB CAPITAL, LLC

By:	/s/ Adam Bradley
Adam Bradley, Manager

/s/ Adam Bradley
Adam Bradley